SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                               (Amendment No. 5)*

                            TF Financial Corporation
                            ------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)



                                   872391 10 7
                                   -----------
                                 (CUSIP Number)


                                December 14, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)
_____________________
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 pages

CUSIP No. 872391 10 7          Schedule 13G                    Page 2 of 4 Pages
          -----------          ------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person:

                                    Third Federal Savings Bank
                                    Employee Stock Ownership Plan

2.       Check the appropriate box if a member of a group*

                  (a)   |X|                          (b)   |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Pennsylvania
                                                ------------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                                          0
                                                               -------
6.       Shared Voting Power:                                  359,593
                                                               -------
7.       Sole Dispositive Power:                                     0
                                                               -------
8.       Shared Dispositive Power:                             359,593
                                                               -------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:   359,593
                                                                         -------
10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares*
         |_|

11.      Percent of Class Represented by Amount in Row 9:   12.2%
                                                            -----
12.      Type of Reporting Person*: EP
                                    --

                                * SEE INSTRUCTION

                                                               Page 3 of 4 Pages

Item 1(a)         Name of Issuer:  TF Financial Corporation
                  ---------------  ------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                                    3 Penns Trail
                                    Newtown, Pennsylvania 18940

Item 2(a)         Name of Person Filing:
                  ----------------------

                                    Third Federal Savings Bank
                                    Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office:  Same as Item 1(b)
                  -------------------------------------  -----------------

Item 2(c)         Citizenship:  Pennsylvania
                  ------------  ------------

Item 2(d)         Title of Class of Securities:  Common Stock
                  -----------------------------  ------------

Item 2(e)         CUSIP Number:             872391 10 7
                  -------------             -----------

Item 3   Check whether the person filing is a:
         -------------------------------------

Item 3(f)           X    Employee Benefit Plan, in accordance with
                   ---   Rule 13d-1(b)(1)(ii)(F).

Item 3(j)           X    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
                   ---

Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4(a)         Amount Beneficially Owned:                  359,593
                  --------------------------                  -------

Item 4(b)         Percent of Class:   12.2%
                  -----------------   -----

Item 4(c)         Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote         -0-
                                                                        -------
                  (ii)     shared power to vote or to direct the vote   359,593
                                                                        -------
                  (iii)    sole power to dispose or to direct the
                           disposition of                                   -0-
                                                                        -------
                  (iv)     shared power to dispose or to direct the
                           disposition of                               359,593
                                                                        -------

Item 5            Ownership of Five Percent or Less of Class:
                  -------------------------------------------

                                 Not applicable

                                                               Page 4 of 4 Pages

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

                                 Not applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company.
          -------------------------------------------------------------

                                 Not applicable

Item 8    Identification and Classification of Members of the Group.
          ----------------------------------------------------------

          This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the Plan Committee and the ESOP Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9    Notice of Dissolution of Group.
          -------------------------------

                                 Not applicable

Item 10   Certification.
          --------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Committee, I certify that the information set forth in this statement is true, complete and correct.



/s/Kent C. Lufkin                                           01/11/2005
--------------------------------------------                --------------------
Kent C. Lufkin, as Plan Committee member                    Date



/s/Dennis R. Stewart                                        01/11/2005
--------------------------------------------                --------------------
Dennis R. Stewart, as Plan Committee member                 Date



/s/Richard E. Eble                                          01/11/2005
--------------------------------------------                --------------------
Richard E. Eble, as Plan Committee member                   Date



/s/Barbara J. Jacobson                                      01/11/2005
--------------------------------------------                --------------------
Barbara J. Jacobson, as Plan Committee member               Date

SIGNATURE:



     After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.


/s/Robert N. Dusek                                          01/26/2005
--------------------------------------------                --------------------
Robert N. Dusek, as Trustee                                 Date



/s/George A. Olsen                                          01/26/2005
--------------------------------------------                --------------------
George A. Olsen, as Trustee                                 Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------'

     Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustee. The ESOP Trustee shares voting and dispositive power with the Plan Committee. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the ESOP Trust, but not yet allocated is voted by the ESOP Trustee as directed by the Plan Committee. Investment direction is exercised by the ESOP Trustee as directed by the Plan Committee. The Plan Committee and the ESOP Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

     Members of the Plan Committee and their  beneficial  ownership of shares of
     -----------------------------
common stock of the issuer exclusive of membership on the Plan Committee and of shares beneficially owned as a Participant in the ESOP are as follows:


                               Beneficial               Beneficial Ownership
    Name                       Ownership (1)             as Plan Participant
    ----                       -------------             -------------------

Kent C. Lufkin                   13,236                        1,598
Richard E. Eble                   6,145                        4,906
Dennis R. Stewart                18,500                        2,264
Barbara J. Jacobson               2,353                        4,857


     The ESOP Trustee and their  beneficial  ownership of shares of common stock
     ----------------
of the issuer exclusive of responsibilities as a ESOP Trustee are as follows:


                               Beneficial               Beneficial Ownership
    Name                       Ownership (1)             as Plan Participant
    ----                       -------------             -------------------

Robert N. Dusek                  96,272                          0
George A. Olsen                  63,987                          0



(1) Beneficial ownership as of January 31, 2005. Includes shares of common stock of issuer owned in conjunction with family members. The Plan
     Committee and ESOP Trustees disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Plan Committee and as ESOP Trustees. Excludes shares beneficially owned as a Plan Participant.